SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -Inquiries:

US Press Inquiries:

Magic Software Reports Second Quarter Results

Company Reports Net Income of $0.8 Million Demonstrating Sustainable Profitability

OR YEHUDA, ISRAEL; August 9, 2007 - Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of state-of-the-art business integration and application development technology, reported today its results for the quarter ended June 30, 2007.

Financial Highlights

•

Total revenues were $16.8 million,  an 11% increase over Q2 2006

•

Net income was $0.8 million compared to a $1.3 million net loss in Q2 2006

•

In Q2 2007, the company reported positive free cash flow of $0.6 million

•

Cash and cash equivalents, including short-term marketable securities, reached $17 million at June 30, 2007

Second Quarter Results

Second quarter of 2007 results reflect the company’s sustained profitability for a third consecutive quarter and continued revenue growth.

Total revenue for the second quarter ended June 30, 2007 was $16.8 million, an increase of 2% from the $16.4 million reported in the first quarter of 2007 and an 11% increase compared to the $15.2 million reported in the second quarter of 2006.

Gross profit for the second quarter of 2007 was $9.1 million, compared to $8.7 million in the first quarter of 2007 and $8.1 million in the second quarter of 2006.

Net income for the second quarter of 2007 amounted to $0.8 million, compared to a net income of $1.0 million in the first quarter of 2007 and a net loss of $1.3 million reported in the comparable quarter of 2006.

Eitan Naor, President and CEO of Magic Software, commented, "During the second quarter we began carrying out steps intended to reinforce our execution capabilities. As our first step towards rebuilding Magic Software’s management team, we’ve recently appointed two new senior management members. David Zigdon, who has extensive experience in senior financial management roles in international public companies, will assume the position of Chief Financial Officer as of October 15th. We’ve also appointed Arita Mattsoff as our new vice-president of global marketing. Arita brings with her extensive experience in global marketing in enterprise software companies. She will be joining us in September.”

"We’re currently turning the Company's focus to sales execution and customer support, with an emphasis on improving existing customer relationships, expanding the sales pipeline and closing pending deals,” added Naor.

Conference Call

Magic Software’s management will also host a conference call today at 11am EDT, or 6pm in Israel.

To participate in the conference call, please call the appropriate number listed below at least five to ten minutes prior to the start of the call:

From the US: 1 888 642 5032
From Israel: 03 918 0688
All others: +972 3 918 0688

Callers should reference the Magic Software Earnings Conference Call.

For those unable to listen to the conference call, there will be a replay available from the investor relations part of Magic's web-site at: www.magicsoftware.com

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades.  The company's service-oriented (SOA) platforms are used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments.  Magic Software’s platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes.   Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than 1.5 million custom ers around the globe.

Magic Software is a subsidiary of the Formula Systems and Emblaze Group of companies.

For more information on Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

# # #

Company Contact:
Ziv Zviel
VP Finance
Magic Software Enterprises Ltd.
+972-3-538 9219
Ziv_Zviel@magicsoftware.com

Consolidated Balance Sheets (US Dollars in Thousands)
	June 30, 2007	December 31, 2006
Assets
Current assets
Cash and cash equivalents	$12,316	$8,162
Short term deposits	81	69
Short term marketable securities	4,611	4,649
	17,008	12,880
Accounts receivables
Trade receivables	12,577	12,365
Other receivables and prepaid expenses	3,585	2,472
Inventory	232	328
Total current assets	33,402	28,045

Severance pay fund	2,062	2,176
Long term deposits	540	576
Investments in affiliated companies	193	213
Fixed assets, net	6,234	6,414
Goodwill	21,521	21,624
Other assets, net	10,912	10,863
Total assets	$74,864	$69,911

Liabilities
Current liabilities
Short-term bank credit	$4,107	$4,514
Trade payables	3,687	3,491
Accrued expenses and other liabilities	14,642	11,399
Total current liabilities	22,436	19,404

Long-term loans	234	233
Accrued severance pay	2,382	2,499
Minority interests	130	131

Shareholders' equity
Share capital	838	834
Capital surplus	105,251	105,038
Treasury stock	(6,772)	(6,772)
Accumulated deficit	(49,635)	(51,456)
Total shareholders' equity	$49,682	$47,644
Total liabilities and shareholders’ equity	$74,864	$69,911

Unaudited Consolidated Statement of Operations (US Dollars in Thousands)
	Three Months ended June 30,		Six Months ended June 30,
	2007	2006	2007	2006
Revenues
Software sales	$3,476	$3,930	$7,047	$8,776
Applications	1,615	1,776	3,508	3,182
Maintenance and support	4,071	3,848	8,009	7,334
Consultancy & other services	7,657	5,598	14,608	11,126
Total Revenues	$16,819	$15,152	$33,172	$30,418

Cost of Revenues
Software sales	$769	$988	$1,739	$1,810
Applications	794	742	1,573	1,618
Maintenance and support	599	969	1,281	1,910
Consultancy & other services	5,555	4,379	10,791	8,531
Total Cost of Revenues	$7,717	$7,078	15,384	13,869

Gross Profit	$9,102	$8,074	$17,788	$16,549

Research & development, net	1,029	911	2,096	1,777
Sales, marketing, and general & administrative expenses	6,683	8,134	12,894	15,419
Depreciation	379	418	734	906
Operating profit (loss)	$1,011	($1,389)	$2,064	($1,553)

Financial income (expenses), net	(11)	167	118	96
Income (loss) before taxes	1,000	(1,222)	2,182	(1,457)
Taxes on income	156	139	343	186
Income (loss) before minority interests	844	(1,361)	1,839	(1,643)
Minority interests in income (loss) of subsidiaries	2	12	2	68
Equity gain (loss)	(30)	11	(20)	69
Net Income	$816	($1,338)	$1,821	($1,506)

Basic profit (loss) per Share	$0.03	($0.04)	$0.06	($0.05)
Diluted profit (loss) per Share	$0.03	($0.04)	$0.06	($0.05)
Basic Weighted Avg. Shares Outstanding (000)	31,420	31,146	31,383	31,120

Diluted Weighted Avg. Shares Outstanding (000)	31,955	31,146	31,999	31,120

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Eitan Naor

Eitan Naor

         President and CEO

Date: August 9, 2007